MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry
Santiago, April 23, 2026
Mrs.
Catherine Tornel
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Present
Ref.: Communicate MATERIAL FACT
____________________________________________

To Whom It May Concern:

In accordance with the provisions of article 9 and article 10 of Law No. 18,045, as well as General Rule No. 30 of this Commission, I inform you of the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM”):

I.- Election of Board of Directors, Chairman and Vice Chairman.-

At the Ordinary Shareholders’ Meeting of LATAM held on this date, the members of the Board of Directors of LATAM were elected, who will remain in office for two years. The following persons were elected as Directors:

i. Enrique Cueto Plaza
ii. Ignacio Cueto Plaza
iii. Bornah Moghbel
iv. Michael Neruda
v. Sonia Villalobos
vi. Alexander D. Wilcox
vii. Frederico F. Curado (independent)
viii. Luis Felipe Cerón Cerón (independent)
ix. Marcos Büchi Buc (independent)

At the Board of Directors Meeting held immediately after the Shareholders’ Meeting, Mr. Ignacio Cueto Plaza and Mr. Bornah Moghbel were appointed as Chairman and Vice Chairman of the Board of Directors, respectively.

II.- Directors’ Committee.-

By unanimous agreement of the Directors adopted at the same Meeting, the Directors Frederico F. Curado, Luis Felipe Cerón Cerón and Marcos Büchi Buc will form the Directors’ Committee referred to in Article 50 bis of the Corporations Act No. 18,046, of which all are independent.

Likewise, by agreement of the Board of Directors also adopted at the same Meeting, the aforementioned Directors’ Committee will also perform the functions of the Audit Committee required by the Sarbanes-Oxley Act of the United States of America.

Yours sincerely,
Juan Carlos Menció
Legal & Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Chile Electronic Stock Exchange